Exhibit 99.2

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity James Hardie Industries plc
ARBN 097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Louis GRIES
Date of last notice	23 August 2018

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	Two separate events • 17 September 2018 • 18 September 2018
No. of securities held prior to change	504,507 ordinary shares/CUFS registered in the name of the Director (of which 12,445 are in a holding lock until 18 September 2019, 12,673 are in a holding lock until 19 September 2019).
Class	Ordinary shares/CUFS

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Number acquired
178,136 ordinary shares/CUFS following vesting of 178,136 Return on Capital Employed Restricted Stock Units (ROCE RSUs) on 17 September 2018.

138,980 ordinary shares/CUFS following vesting of and 138,980 Relative Total Shareholder Return Restricted Stock Units (Relative TSR RSUs) Relative TSR RSUs on 18 September 2018.

Number disposed	153,839 ordinary shares/CUFS sold on 17 September 2018. 120,576 ordinary shares/CUFS sold on 18 September 2018.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation
•    Vesting of ROCE RSUs on 17 September 2018 - Nil;
•    Vesting of Relative TSR RSUs on 18 September 2018 - Nil;
•    Sale of ordinary shares/CUFS issued pursuant to vesting of ROCE RSUs on 17 September 2018 - $3,266,509.64; and
•    Sale of ordinary shares/CUFS issued pursuant to vesting of Relative TSR RSUs on 18 September 2018 - $2,520,942.72.

No. of securities held after change
Current relevant interest is:

547,208 ordinary shares/CUFS registered in the name of the Director (12,445 are in a holding lock until 18 September 2019 and 12,673 are in a holding lock until 19 September 2019, 24,297 of which are in a holding lock until 17 September 2020 and 18,404 of which are in a holding lock until 18 September 2020).

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 2

Appendix 3Y
Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
Four separate events:

•    178,136 ordinary shares/CUFS issued pursuant to vesting of 178,136 ROCE RSUs on 17 September 2018.
•    138,980 ordinary shares/CUFS issued pursuant to vesting of 138,980 Relative TSR RSUs on 18 September 2018.

•    The on-market sale of ordinary shares/CUFS issued pursuant to vesting of ROCE RSUs and Relative TSR RSUs as follows:
-    153,839 on 17 September 2018; and
-    120,576 on 18 September 2018

o    The disposal of 142,126 shares is required to fund (i) US State and Federal withholding tax obligations (which are payable on vesting of RSUs) and (ii) sale costs;
o    75% of the remaining shares were sold on-market on in compliance with the James Hardie stock accumulation policy;
o    25% of the remaining shares are subject to a two-year holding lock in accordance with the James Hardie stock accumulation policy.

Following the sale the shareholding of the Director is currently more than 150% of his Board-approved shareholding target.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3

Appendix 3Y
Change of Director’s Interest Notice

Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to issued ordinary shares/CUFS upon satisfaction of certain conditions.
Name of registered holder (if issued securities)	Not applicable
Date of change	Two separate events • 17 September 2018 – Vesting and cancellation of RSUs • 18 September 2018 – Vesting of RSUs
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	• 1,147,001 Relative TSR RSUs; and • 707,758 ROCE RSUs.
Interest acquired	Not applicable
Interest disposed	178,136 ROCE RSUs vested on 17 September 2018. 76,344 ROCE RSU’s were cancelled on 17 September 2018 as the performance conditions were not met. 138,980 Relative TSR RSUs vested on 18 September 2018.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No cash consideration was paid to exercise the RSUs.
Interest after change	Current interests in contracts: • 1,008,021 Relative TSR RSUs; and • 453,278 ROCE RSUs.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 4